UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of October 2026
Commission File Number: 001-41912
___________________________
Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXPLANATORY NOTE
On October 05, 2026, Ferrovial N.V. (the “Company”) issued an investor presentation on I-24 Choice Lanes that it intends to present during the conference call on the same date, a copy of which is furnished as Exhibit 99.1, and is available on the Company’s investor relations website at https://www.ferrovial.com/en/ir-shareholders/financial-
information/investors-presentations/.
The information contained in the investor presentation is being provided as of October 05, 2026, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements therein to reflect actual results or performance that subsequently may occur unless the Company is required to do so under applicable law.
Attached as exhibits to this current report on Form 6-K are:
(1) Ferrovial’s Investor presentation on I-24 Choice Lanes.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial’s Investor presentation on I-24 Choice Lanes.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: October 05, 2026
                                                                              By: /s/ Ernesto López Mozo_______________
                                                Ernesto López Mozo
                                                        Chief Financial Officer